FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month Oct 2017 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

On October 19, 2017, the Registrant Announce Annual US Technical
Symposium to Showcase its Advanced Specialty Offerings for 5G/Mobile,
IoT, Automotive, Infrastructure, and Industrial Solutions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 19, 2017	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TOWERJAZZ

The Global Specialty Foundry Leader

TGS 2017

Technical Global Symposium

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Annual US Technical Symposium to Showcase its Advanced Specialty Offerings for 5G/Mobile, IoT,
Automotive, Infrastructure, and Industrial Solutions

Technical sessions to include special presentations on 5G and Cloud Data Centers from MACOM and Automotive and
Infrared Solutions from FLIR Systems

NEWPORT BEACH, Calif., October 19, 2017 – TowerJazz, the global specialty foundry leader, today provided further details on its 12th annual US Technical Global Symposium (TGS) to be held on November 14, 2017 at the Hyatt Regency, Newport Beach, CA. The 2017 TGS worldwide events held in Europe, Japan, China and Korea have already hosted over 500 attendees from the global semiconductor industry. The US TGS event will include a keynote from TowerJazz CEO, Russell Ellwanger, who will share plans for the company’s focus on “full circle value creation,” including strategic growth, technology leadership and capacity expansion. Company executives will provide technology updates and design enablement capabilities to enable customers’ next-generation ICs. In addition, TowerJazz is pleased to showcase special presentations from customers – MACOM and FLIR Systems.

TowerJazz executives’ presentations will focus on the company’s advanced specialty offerings: RF/High Performance Analog (HPA) solutions for 5G/IoT and infrastructure applications, the latest imaging and HPA solutions for automotive, industrial, and photography, and power management solutions for efficient vehicles and industrial applications, as well as the company’s capabilities for Aerospace & Defense applications, MEMS, sensor solutions, and design enablement.

MACOM’s Vice President, Business Line Manager, HPA Business Unit, Mr. Gary Shah will present “The Need for Speed in 5G and Cloud Data Centers” to discuss the evolution to 5G, leveraging MACOM’s decades of experience in active antennas and monolithic microwave ICs, and the leading role that MACOM is playing in enabling the upgrade from 10G to 100G to 400G optical connectivity within cloud data centers. MACOM powers the infrastructure that millions of lives and livelihoods depend on every minute to communicate, transact business, travel, stay informed and be entertained.

FLIR Systems’ Vice President and General Manager of the OEM and Emerging Markets, Mr. Paul Clayton will present “The World's Sixth Sense: Automotive and Infrared Solutions” to discuss the latest in automotive night vision, thermal sensing, and integrated vision for industrial and ADAS applications. FLIR Systems’ technologies enhance perception and awareness, bringing innovative sensing solutions into daily life. FLIR Systems’ products improve the way people interact with the world around them, enhance public safety and well-being, increase energy efficiency, and enable healthy and entertained communities.

For more information and registration, please visit: http://tgs.towerjazz.com/usa/.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.
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TowerJazz Company Contact: Limor Silberberg | +972-4-604-7249| limor.silberberg@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com